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                               June 23, 2020

       Thomas R. Mika
       Chief Financial Officer
       POET Technologies Inc.
       120 Eglinton Avenue East
       Suite 1107
       Toronto, Ontario M4P 1E2, Canada

                                                        Re: POET Technologies,
Inc.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            File No. 000-55135
                                                            Filed April 30,
2020

       Dear Mr. Mika:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       Cover page

   1. Please note that your emerging growth company status expired on the last day of the fiscal year of the fifth
anniversary of your initial listing. Given that you listed in 2014, you were no longer an emerging
growth company at December 31, 2019. Please amend your Form
                                                        20-F to correct the
cover page of the 20-F, unchecking the box for emerging growth companies as well as
any other relevant sections in your 20-F in which you identify as an
                                                        EGC. In this regard, we
note risk factor disclosure on page 16. Please revise accordingly.
       Exhibits 12.1 and 12.2, page 1

   2. Please amend your Form 20-F to include the full certifications as required by Item 19,
                                                        Instruction 12 of Form
20-F.
 Thomas R. Mika
POET Technologies Inc.
June 23, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameThomas R. Mika                          Sincerely,
Comapany NamePOET Technologies Inc.
                                                          Division of
Corporation Finance
June 23, 2020 Page 2                                      Office of
Manufacturing
FirstName LastName